Exhibit 99.1

Mobile-health Network Solutions Revenue Rises Approximately 120% in the First Six Months of Fiscal 2024

SINGAPORE, May 21, 2024 — Mobile-health Network Solutions (Nasdaq: MNDR) (“MaNaDr” or “the Company”), a leading Asia-Pacific telehealth provider, today announced that for the first six months of fiscal 2024 (“H1FY24”) ended December 31, 2023, the Company had revenue of approximately $6.6 million, approximately a 120% improvement on revenue of $3.0 million for the same period in fiscal 2023 (“H1FY23”).

Telemedicine consultations on the platform increased by approximately 101% during H1FY24, reaching 731,000 compared to 363,000 during H1FY23. The Company believes that this growth was driven by both increased adoption rates and a larger market share. Coupled with the implementation of a dynamic pricing model which increased the average consultation fees, the revenue grew by approximately 120% between H1FY23 and H1FY24. Additionally, the Company improved workflow efficiency for medical professionals by introducing enhancements to the native application, allowing them to focus on core clinical tasks.

The Company’s gross profit increased by approximately $0.8 million, or 218% to $1.2 million during H1FY24, mainly due to the 120% increase in revenue and the increase in gross profit margin from 12.7% during H1FY23 to 18.2% during H1FY24.

The Company expanded its headcount and expenses to meet increased operational demand and explore new market opportunities, resulting in an increase in net loss of $171,634 during H1FY24 as compared to H1FY23.

Cash and cash equivalents at December 31, 2023, and June 30, 2023, was approximately $2.5 million and $2.2 million, respectively.

All of the above financial results and data are for the period prior to the Company’s initial public offering on April 10, 2024.

“Our H1FY24 results is an encouraging endorsement to our vision of providing an affordable, near-instantaneous quality care to our patients,” said co-CEO Dr. Siaw Tung Yeng, PBM, Senior Consultant Family Physician. “Going forward, we will continue to work hard to scale and extend this vision beyond the Singapore’s shore, and eventually a better future for our children.”

“If you believe in a better healthcare for our children, do walk this journey with us,” added co-CEO Dr. Rachel Teoh Pui Pui, PBM, Family Physician.

About Mobile-health Network Solutions

Ranked #41 in the Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, Mobile-health Network Solutions is the first telehealth provider from the Asia-Pacific region to be listed in the US. Through its MaNaDr platform, the Company offers personalized and reliable medical attention to users worldwide. MNDR’s platform allows its community of healthcare providers to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. The Company’s range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfilment and other personalized services such as weight management programs and gender-specific care. For more information, please visit https://investors.manadr.com/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526
(+65) 6222 5223
Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com